ISSUER FREE WRITING PROSPECTUS
Dated October 6, 2011
Filed Pursuant to Rule 433
Registration No. 333-170298

AMERICAN REALTY CAPITAL TRUST III, INC.
FREE WRITING PROSPECTUS

American Realty Capital Trust III, Inc. (the “Company”) filed a registration statement on Form S-11 (including the prospectus dated March 31, 2011) with the SEC on November 3, 2010 and the registration statement became effective on March 31, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus is available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1503828/000114420411019516/v217164_424b3.htm. Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-373-2522.

The Company issued the following press release on October 6, 2011:

CONTACTS:
From: Anthony J. DeFazio DeFazio Communications, LLC (484) 532-7783 tony@defaziocommunications.com	For: Brian S. Block, EVP & CFO American Realty Capital Trust III, Inc. (212) 415-6500 bblock@arlcap.com

FOR IMMEDIATE RELEASE

American Realty Capital Trust III Acquires Two Advance Auto Parts Stores

New York, NY, October 6, 2011 - American Realty Capital Trust III, Inc., (“ARCT III” or the “Company”) announced today that it had acquired a fee simple interest in two Advance Auto Part Stores located in Houston, Texas, for a purchase price, excluding acquisition costs, of approximately $3.1 million.

The properties are 100% leased to Advance Stores Co., Inc., d/b/a Advance Auto Parts. Advance Stores Co., Inc. carries an investment grade credit rating. The leases have an average of 10 years remaining of primary term. The auto parts stores have an aggregate of 13,471 rentable square feet.

“We are very pleased to acquire this two property portfolio of Advance Auto Parts in Houston, Texas,” said William Kahane, President for ARCT III. “This is an attractive investment for our investors, consistent with our investment strategy and continues our timely deployment of capital raised to date.”

American Realty Capital Trust III, Inc. is a publicly registered, non-traded real estate investment program that has commenced its initial public offering of up to 150.0 million shares of common stock, at a purchase price of $10 per share, for an aggregate offering amount of up to $1.5 billion. The Company intends to use the proceeds from the offering to acquire properties that are single tenant, long-term net leased to investment-grade and creditworthy tenants. The Company is offering the shares of common stock on a reasonable best efforts basis through its affiliate, Realty Capital Securities, LLC, the dealer manager of the offering.

A registration statement relating to the offering of these securities has been filed with the U.S. Securities and Exchange Commission and declared effective. The offering will be made only by means of a prospectus. Copies of the prospectus for the offering may be obtained by contacting: Realty Capital Securities, LLC, Three Copley Place, Suite 3300, Boston, MA 02116, Tel: 1-877-373-3522.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results and trends could differ materially from those set forth in such statements due to the following risks: The failure to qualify or maintain the requirements to be taxed as a REIT would reduce the amount of income available for distribution and limit the Company’s ability to make distributions to its stockholders. No public market initially exists for the Company’s shares of common stock, and one may never exist for this or any other such type of real estate program. Securities are being offered on a best efforts basis. These are speculative securities and as such involve a high degree of risk. There are substantial conflicts among an offering and its sponsor, advisor, dealer manager and property manager. There is no assurance that the value of the real estate will be sufficient to return any portion of investors' original capital. Operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market and we cannot assure you that there will be growth in the value of the properties.

To arrange interviews with executives of American Realty Capital Trust III, Inc. please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.